Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

28 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

28 August 2006

New Zealand Racing Board and Tabcorp announce signing of MOU

The New Zealand Racing Board and Tabcorp today announced the signing of a Memorandum of Understanding (MOU), which is the first stage in creating new benefits for the Australian and New Zealand racing industries, customers and Tabcorp.

The partnership between Tabcorp and the New Zealand Racing Board will aim to increase coverage of New Zealand and Australian races and examine co-pooling between New Zealand and Tabcorp.

The MOU will allow the New Zealand Racing Board and Tabcorp to exclusively advance negotiations towards achieving:

- Co-pooling of New Zealand Racing Board bets on Australian racing with Tabcorp.
- Co-pooling of Tabcorp bets on New Zealand racing with New Zealand Racing Board.
- Increased coverage of New Zealand racing within Australia's wagering program.
- Increased coverage of Australian racing within New Zealand's wagering program.
- Sky Channel to act as the international broadcast agent for the New Zealand Racing Board, allowing Sky to sell and market all New Zealand races to other countries where Sky Channel currently markets Australian racing.

The New Zealand Racing Board is already a significant importer of Australian racing. Since 2001, Tabcorp has been importing New Zealand racing on a regular basis each Saturday. Coverage has increased to include Wednesday and Thursday racing.

Tabcorp Managing Director and Chief Executive Officer Matthew Slatter and New Zealand Racing Board Chief Executive Graeme Hansen said that both organisations were committed to working towards a number of objectives to benefit both customers and racing codes.

Mr Slatter said the signing of the MOU created the platform to strengthen and develop the Australian and New Zealand racing industries.

"This partnership paves the way for a range of exciting initiatives that will deliver benefits for all three codes of the Australian and New Zealand racing industries, our customers and Tabcorp," Mr Slatter said.

"The signing of the MOU with the New Zealand Racing Board forms part of Tabcorp's strategy to target selected expansion opportunities in international markets."

Mr Hansen said: "The move is part of the New Zealand Racing's Board's internationalisation strategy that could eventually see similar relationships with other countries."

Mr Hansen said the benefits to punters of co-mingling include larger betting pools and, as a result, a better spread of betting dividends.

"It would also address anomalies such as occurred in last year's Melbourne Cup where the heavy betting here on a New Zealand favourite meant the dividends paid to punters were less than those Australian punters collected on the same investment."

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2505
Fax 61 3 9868 2639
www.tabcorp.com.au

The co-mingling would result in increased coverage of New Zealand racing within Tabcorp's wagering program, which will also benefit New Zealand racing codes, Mr Hansen said.

"Co-mingling has been shown to increase turnover for the participating totes as the larger pool sizes encourage customers to bet with more confidence given that odds volatility diminishes," Mr Hansen said.

"The agreement presents the NZ Racing Board with the potential to export further New Zealand race product into Australia, to import more product from Australia and the opportunity to gain a competitive edge in the international marketplace.

"In this way, we will cement New Zealand racing's position as a first tier racing country."

***Note eds**: Co-mingling of pools is the process where one totalisator organisation combines its wagering pools with another. It is commonplace in many wagering organisations around the world, with co-mingling being done both inter-country and between countries. In the United States, co-mingled pools represent over 80% of the amount wagered on horse racing. Many countries now co-mingle pools – examples include the UK, France, Norway, Ireland, South Africa and Italy.*

About New Zealand Racing Board:
The NZ Racing Board is charged under statute to operate the industry to the benefit of these many diverse members, and the thousands of people who derive their livelihood from it. Under the Racing Act 2003, the responsibilities of the NZ Racing Board are to:

- Run the TAB, New Zealand's sole provider of betting on racing and sport.
- Maximize betting profits for the long-term good of New Zealand racing.
- Promote the racing industry.

About Tabcorp:
Tabcorp is an extremely successful, diversified and responsible organisation, conducting a unique combination of wagering, gaming, hospitality and media activities across Australia. Tabcorp conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria and New South Wales, Australia and provides on-course totalisators at metropolitan and country race meetings. Tabcorp also manages leading customer brands in Australia, including the Star City and Jupiters casinos, Tabaret, Keno and TAB Sportsbet, serving millions of customers every day.

For more information, please contact:
New Zealand Racing Board:
Graeme Hansen, CEO NZRB 021 576 690

Tabcorp:
Nicholas Tzaferis, Media Relations Manager, +61 3 9868 2633